Exhibit 99.3

KAMADA LTD.

2011 ISRAEL SHARE AWARD PLAN

APPENDIX – U.S. TAXPAYERS

1. Special Provisions for Persons who are U.S. Taxpayers.

1.1 This Appendix – U.S. Taxpayers (this “Appendix”) to the Kamada Ltd. 2011 Israel Share Award Plan (the “ISAP”) was approved by the Board of Directors of Kamada Ltd. (the “Board”) on February 28, 2022 (the “Effective Date”). Subject to Section 1.4 hereof and Section 2 of this Appendix, capitalized terms not otherwise defined herein shall have the meaning assigned to them in the ISAP.

1.2 The provisions of this Appendix apply only to persons who are subject to U.S. federal income tax (any such person, a “U.S. Taxpayer”). This Appendix provides for the grant of Options and Restricted Shares. Options granted under this Appendix may include Incentive Stock Options intended to qualify under Section 422 of the Code as well as Non-Qualified Stock Options.

1.3 Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the ISAP (including, without limitation, its provisions regarding adjustments). This Appendix is applicable to all Awards granted to U.S. Taxpayers under the ISAP.

1.4 The Plan and this Appendix shall be read together. In any case of an irreconcilable contradiction (as determined by the Board) between the provisions of this Appendix and the ISAP, the provisions of this Appendix shall govern unless expressly stated otherwise in the ISAP. For purposes of clarification, if any term is defined in the ISAP and this Appendix differently, then the term (as used in this Appendix and any Award Agreement issued in connection with this Appendix) shall have the meaning as defined in this Appendix.

1.5 This Appendix shall be submitted to the Company’s shareholders for approval within twelve (12) months after the Effective Date. As of the Effective Date, the Board may grant Awards pursuant to this Appendix; provided, however, that: (a) no Incentive Stock Option may be exercised under this Appendix prior to initial shareholder approval of the ISAP and this Appendix; (b) if such approval has not been obtained at the end of said twelve-month period, all Incentive Stock Options previously granted or awarded under the ISAP and this Appendix shall thereupon be automatically converted into and treated as Non-Qualified Stock Options; and (c) no Incentive Stock Option granted pursuant to an increase in the number of Shares approved by the Board shall be exercised prior to the time such increase has been approved by the shareholders of the Company.

2. Definitions.

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the ISAP. The following additional definitions will apply to grants made pursuant to this Appendix:

“Affiliate” means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, trade or business (including, without limitation, a partnership or limited liability company) that is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Subsidiaries or Parents, if any; and (d) any other entity in which the Company or any of its Affiliates has a material equity interest and that is designated as an “Affiliate” by resolution of the Board provided, however, that if an individual who otherwise qualifies as a Service Provider provides services to such an entity and not to the Company or a Subsidiary or Parent, such entity may only be designated an Affiliate if the Company qualifies as a “service recipient,” within the meaning of Code Section 409A, with respect to such individual

“Code” means the U.S. Internal Revenue Code of 1986, as amended. Any reference to any section of the Code shall also be a reference to any successor provision and any Treasury Regulation promulgated thereunder.

“Disability” means, with respect to Incentive Stock Options, a “permanent and total disability” within the meaning of Code Section 22(e)(3), provided that in the case of Awards other than Incentive Stock Options, the Board in its discretion may determine whether a Disability exists in accordance with the ISAP. Notwithstanding the foregoing, for Awards subject to Code Section 409A, Disability shall mean that a Grantee is disabled under Code Section 409A(a)(2)(C).

“Employee” means any person, including an officer or Director, employed by the Company or an Affiliate.

“Fair Market Value” means, for purposes of this Appendix, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, as of any date and except as provided below, (a) if the Shares are listed on any established securities exchange, the closing sales price for such Shares (or the closing bid, if no sales were reported) as traded on such exchange for such date, or if no bids or sales were reported for such date, then the closing sales price (or the closing bid, if no sales were reported) on the trading date immediately prior to such date during which a bid or sale occurred, in each case, as reported in a recognized daily business newspaper or such other source as the Board deems reliable; or (b) in the absence of an established market for the Shares, the Fair Market Value shall be determined in good faith by the Board, taking into account such factors as it considers advisable in a manner consistent with the principles of Code Section 409A or, with respect to Incentive Stock Options, Code Section 422.

“Grantee” means a Service Provider who receives an Award hereunder.

“Incentive Stock Option” means any Option awarded under the ISAP and this Appendix to an Eligible Recipient who is an employee of the Company, a Parent or any Subsidiary intended to be and designated in the Award Agreement as an “incentive stock option” within the meaning of Code Section 422.

“Non-Qualified Stock Option” shall mean an Option not described in Section 422(b) or 423(b) of the Code, or, which, by its terms, does not qualify or is not intended to qualify as an Incentive Stock Option.

“Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code.

“Section 83(b) Election” means an election by a Grantee to include the Fair Market Value of a Share (less any amount paid for the Share) at the time of grant as part of the Participant’s income in accordance with Section 83(b) of the Code. A Section 83(b) Election must be filed in writing with the Internal Revenue Service within thirty (30) days of the date of the Award, with a copy to the Company or Affiliate with whom the Grantee is employed.

“Service Provider” means an Employee or Non-Employee of the Company or any Affiliate.

“Subsidiary” means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

“Ten Percent Shareholder” means a person possessing more than 10% of the total combined voting power of all classes of shares of the Company, its Subsidiaries or its Parent determined pursuant to the attribution rules set forth in Section 424(d) of the Code.

3. Shares Reserved under Appendix for Incentive Stock Options.

Subject to adjustment upon changes in capitalization as provided in Section 10.5 of the ISAP and to the extent allowable under Code Section 422, the aggregate maximum number of Shares that may be issued upon the exercise of Incentive Stock Options under the ISAP is 500,000. Such maximum number of Shares that may be issued upon the exercise of Incentive Stock Options shall not be increased without the approval of the shareholders of the Company as required pursuant to Code Section 422.

4. Terms and Conditions of Awards or Sales.

4.1 Award Agreement (a). Each Award shall be evidenced by an Award Agreement between the Grantee and the Company and shall be subject to all applicable terms and conditions of the ISAP and this Appendix and may be subject to any other terms and conditions which are not inconsistent with the ISAP and this Appendix and which the Board deems appropriate for inclusion in an Award Agreement. The provisions of the various Award Agreements entered into under the Appendix need not be identical.

4.2 Withholding Taxes (a). As a condition to the grant of an Award or the purchase or acquisition of any Shares hereunder, the Grantee shall make such arrangements as the Board may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such Award or purchase or acquisition of Shares, including, by way of example and not limitation, upon the grant or vesting of an Award, purchase or acquisition of Shares or upon Grantee making a Section 83(b) Election.

4.3 Restrictions on Transfer of Awards. No Award shall be assigned, transferred or otherwise disposed of by any Grantee otherwise than by will or by the laws of descent and distribution, and all Options shall be exercisable, during the Grantee’s lifetime, only by the Grantee or Grantee’s legal representative.

4.4 Restrictions on Transfer of Shares. Any Shares awarded or sold under the ISAP and this Appendix may be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board may determine. Such restrictions shall be set forth in the applicable Award Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally, and subject to the requirements of applicable law.

5. Grants of Options.

5.1 Generally. The Board shall have full authority to grant Options to Service Providers pursuant to the terms of this Appendix, the ISAP and the applicable Award Agreement. All Options shall be granted by, confirmed by, and subject to the terms of, an Award Agreement to be executed by the Company and the Grantee. In particular, the Board shall have the authority to determine whether an Option is intended to qualify as an Incentive Stock Option or is a Non-Qualified Stock Option.

5.2 Eligibility. All Service Providers are eligible to be granted Non-Qualified Stock Options under this Appendix, and only Employees of the Company, a Subsidiary or a Parent are eligible to be granted Incentive Stock Options under the ISAP and this Appendix, if so employed on the grant date of such Incentive Stock Option. Eligibility for the grant of an Option and actual participation in this Appendix and the ISAP shall be determined by the Board in its sole discretion.

5.3 Purchase Price. Each Award Agreement shall state the purchase price per share of the Shares covered by each Option, which option price shall be determined by the Board and shall be at least equal to the Fair Market Value per Share on the date of grant of the Option; provided that if the purchase price of an Option is less than Fair Market Value, the terms of such Option shall be structured in a manner that is intended to comply with the requirements of Section 409A of the Code. In addition, the terms of Section 6 shall apply to the grant of Incentive Stock Options.

6. Special Terms for Incentive Stock Options.

6.1 Disqualification. To the extent that any Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Option or the portion thereof that does not qualify shall constitute a separate Non-Qualified Stock Option.

6.2 Purchase Price. The purchase price per Share subject to an Incentive Stock Option shall be determined by the Board at the time of grant of such Incentive Stock Option; provided that the per share purchase price of an Incentive Stock Option shall not be less than 100% of the Fair Market Value of the Share at the time of grant of such Incentive Stock Option; and provided, further, that if an Incentive Stock Option is granted to a Ten Percent Shareholder, the purchase price per Share shall be no less than 110% of the Fair Market Value of the Share at the time of the grant of such Incentive Stock Option.

6.3 Option Term. The term of each Incentive Stock Option shall be fixed by the Board; provided, however, that no Incentive Stock Option shall be exercisable more than 10 years after the date such Incentive Stock Option is granted; and further provided that the term of an Incentive Stock Option granted to a Ten Percent Shareholder shall not exceed five years. Unless otherwise determined by the Board, any extension of the term of an Option shall comply with Code Section 409A.

6.4 Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by an employee during any calendar year under this Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds US$100,000, such Incentive Stock Options shall be treated as Non-Qualified Stock Options. For purposes of this Section 6.4 Incentive Stock Options will be taken into account in the order in which they were granted, the Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted, and calculation will be performed in accordance with Code Section 422 and Treasury Regulations promulgated thereunder. Should any provision of this Appendix not be necessary in order for the Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Board may amend this Appendix accordingly, without the necessity of obtaining the approval of the shareholders of the Company, unless required by applicable law.

6.5 Effect of Termination. If a Grantee does not remain employed by the Company, any Subsidiary or any Parent at all times from the time an Incentive Stock Option is granted until three months prior to the date of exercise thereof (or such other period as required by Section 422 of the Code), such Incentive Stock Option shall be treated as a Non-Qualified Stock Option. Notwithstanding anything to the contrary in the ISAP or this Appendix, and in the absence of a provision specifying otherwise in the relevant Award Agreement, then with respect to Incentive Stock Options, the following provisions must be met in order for the Award to qualify as an Incentive Stock Option under the Code:

(a) In the event that the Grantee ceases to be an employee of the Company or any Subsidiary or Parent for any reason other than the Grantee’s death or Disability, the vested Options must be exercised within three (3) months from the effective date of termination of the Grantee’s employment with the Company or any Subsidiary or Parent.

(b) In the event that the Grantee’s employment with the Company, a Subsidiary or Parent terminates as a result of the Grantee’s Disability, the Option must be exercised within twelve (12) months following the Grantee’s Date of Termination for Disability.

To avoid doubt, the provisions of Section 11.5 of the ISAP shall remain in full force and effect and apply to Options granted as Incentive Stock Options. The restrictions set forth above represent special additional limitations that apply to qualify as Incentive Stock Options under the provisions of the Code. To avoid doubt, to the extent different than the terms under this section 6.5, a Grantee may choose to exercise Options in accordance with the terms of Section 11.5 of the ISAP and the relevant Award Agreement, and not in compliance with the provisions of the Code relating to “incentive stock options”. In that case such Option will not qualify as an Incentive Stock Option and will be treated as a Non-Qualified Stock Option.

6.6 Notice of Disposition. The Grantee shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such Shares to the Grantee.

6.7 Right to Exercise. During a Grantee’s lifetime, an Incentive Stock Option may be exercised only by the Grantee.

6.8 Incentive Stock Option Status. Subject to the provisions herof, each Award designated as an Incentive Stock Option is intended to qualify as an Incentive Stock Option and any ambiguities or ambiguous terms herein will be construed and interpreted in accordance with such intent. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on the Grantee by reason of an Award not qualifying as an Incentive Stock Option or for any damages for failing to comply with qualifying as an Incentive Stock Option under the Code. Should any provision of this Appendix not be necessary in order for the Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Board may, but is under no obligation to, amend this Appendix accordingly, without the necessity of obtaining the approval of the shareholders of the Company, unless required by applicable law.

7. Restricted Shares and Share-Based Awards.

7.1 Restricted Shares. A grant of Shares of Restricted Shares as provided for in the ISAP may, but is not required to, have a purchase price which may be set at the discretion of the Board or the Board as applicable. In the case of a grant of Shares of Restricted Shares for which a purchase price is required, such grant shall not be made until arrangements for payment of the purchase price have been established that are satisfactory to the Board.

7.2 Section 83(b) Election. If a Grantee makes a Section 83(b) Election to be taxed with respect to an Award as of the date of transfer of Shares rather than as of the date or dates upon which the Grantee would otherwise be taxable under Code Section 83(a), such Grantee shall deliver a copy of such election to the Company upon or prior to the filing such election with the U.S. Internal Revenue Service. Neither the Company nor any Affiliate thereof shall have any liability or responsibility relating to or arising out of the filing or not filing of any such election or any defects in its construction.

7.3 Other Share-Based Awards. The conditions and dates upon which other Share-based awards become vested and nonforfeitable and upon which the Shares underlying the restricted stock units and other Share-based awards may be issued, in all cases, will be subject to compliance with, or exemption from, Section 409A of the Code.

8. Amendment of Appendix.

This Appendix may be amended or terminated in accordance with the terms governing the amendment or termination of the ISAP; provided, however, that without the approval of the shareholders of the Company entitled to vote in accordance with applicable law, no amendment may be made that would: (i) increase the aggregate number of Shares that may be issued under this Appendix upon the exercise of Incentive Stock Options; (ii) change the classification of individuals eligible to receive Incentive Stock Options under this Appendix; (iii) extend the term of the ISAP under Sections 16 and 17 of the ISAP; or (iv) require shareholder approval in order to continue to comply with Section 422 of the Code to the extent applicable to Incentive Stock Options.

9. Compliance with Code Section 409A.

Although the Company does not guarantee to a Grantee any particular tax treatment of Awards, Awards will be designed and operated in such a manner that is intended to be exempt from the application, or in compliance with the requirements, of Code Section 409A. Each Award granted pursuant to the ISAP, this Appendix and the applicable Award Agreement is intended to comply with (or be exempt from) the requirements of Code Section 409A and any ambiguities or ambiguous terms herein will be construed and interpreted in accordance with such intent. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on the Grantee by Section 409A of the Code or for any damages for failing to comply with Section 409A of the Code.

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Approved by the Company’s Shareholders: __________ __, 2022